

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2011

Via E-mail
Mr. Joseph V. Taranto
Chairman and Chief Executive Officer
Everest Reinsurance Holdings, Inc.
477 Martinsville Road
Post Office Box 830
Liberty Corner, New Jersey 07938

> **Re: Everest Reinsurance Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 30, 2011**
> **File No. 033-71652**

Dear Mr. Taranto:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies
B. Investments, page F-7

1. For available for sale investments that you record at market value, tell us how your accounting complies with ASC 320-10-35-1 which requires that they be recorded at fair value.

2. For available for sale investments that you record at fair value with re-measurements recorded as net realized capital gains and losses, tell us how your accounting complies with ASC 320-10-35-1 which requires unrealized holding gains and losses to be excluded from earnings and be reported in other comprehensive income.

11. Income Taxes, page F-24

3. Please provide us proposed disclosure to be included in future filings to quantify the components of pretax income between domestic and foreign operations as required by Rule 4-08(h) of Regulation S-X. Also, include in your proposed disclosure the components of the "expected tax provision," including the "expected tax provision" and the applicable statutory tax rate by major jurisdiction for each year presented.

4. In Note 18, you state that "net income deriving from and assets residing in the individual foreign countries in which the Company writes business are not identifiable in the Company's financial records." Please explain to us why this limitation does not appear to affect your ability to determine income taxes for a foreign entity or jurisdiction.

16. Contingencies, page F-37

5. You state that the ultimate resolution of lawsuits, arbitrations and other formal and informal dispute resolution procedures could have a material adverse effect on your results of operations. We do not believe that this meets the disclosure requirements of ASC 450-20-50. Please provide us proposed disclosure to be included in future filings to quantify the loss or range of reasonably possible losses in excess of amounts accrued or state that these amounts cannot be estimated as required by ASC 450-20-50-4.b. If you cannot make an estimate, tell us the procedures you undertake on a quarterly basis for each matter to make this determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant